December 23, 2019

Kevin Vaugn

Rolf Sundwall

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences.

Re: AXIM Biotechnologies, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2018 Filed April 8, 2019

File No. 000-54296

Dear Messrs. Vaugn and Sundwall:

Please allow the following to respond to your letter dated October 23, 2019.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 15. Exhibits, Financial Statement Schedules, page 20

1.You disclose a May 11, 2015 license agreement with CanChew Biotechnologies, LLC, whom you have disclosed on page 20 is a related party. It appears that a significant amount of your research and development activities may be derived from intellectual property included in this license agreement, including development activities that may be included in your September 3, 2018 Letter of Intent or subsequent agreements with Impression Health Limited. These agreements do not appear to have been filed as exhibits. Please confirm to us that you will file these agreements as exhibits, or provide your analysis demonstrating why you do not consider these agreements to be material contracts under Regulation S-K, Rule 601(b)(10).

Response:

The Company intends to file the May 11, 2015 license agreement with CanChew Biotechnologies, LLC with its annual report for the year ending December 31, 2019.

Should you have any comments or questions, please do not hesitate to contact the undersigned.

Thank you.

AXIM Biotechnologies, Inc.

/s/ Robert Malasek

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Robert Malasek

CFO

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45 Rockerfeller Place, 20th Floor | Suite 83 | New York, NY 10111 | (212) 751-0001